CAPITAL BANK
CORPORATION

2008 Annual Report

Strong Relationships. Smart Solutions.


N★C
APRIL 12th 1776

Letter to the Shareholders

DEAR FELLOW SHAREHOLDERS,

Optimism! Opportunity! These words have hardly been spoken with regard to the banking sector in the past year or so. We have all read the headlines and watched the news reports of what is wrong with banking in America. As a community banker, I know very few of those articles and reports reflect what we do at Capital Bank. Certainly, times are tough and many are suffering. Community banks most clearly mirror the health of the communities that they serve, yet I will repeat from last year's letter: "we are proud to call North Carolina home."

At our annual associate meeting earlier this year, we themed the event "Turning Chaos into Opportunity." We spent Friday evening with an overview of 2008, then spent the weekend discussing the opportunities before us in 2009 and beyond.

Throughout 2008, and particularly in the fourth quarter, the significant reduction in the prime lending rate along with the severe liquidity crisis in the marketplace compressed our margin and impacted our operating profits. Along with the rest of the market, we watched our stock price fall beyond all expectations. At the same time, our clients' businesses have also suffered. It has been our policy and our practice to proactively work with our clients in good times and in bad times; therefore, we continued to identify and resolve problem loans throughout the year, which increased our provision expense. While planning for 2008, we stated, "Asset quality and capital will be the hallmark measures of success." For Capital Bank, asset quality remained far better than our peers, with non-performing assets to total assets being .63% as of December 31, 2008. We remained "well capitalized" at 13.24% total capital to risk weighted assets at 2008 year end, enhanced significantly with the late year $41.3 million CPP injection from the United States government. Also in the fourth quarter, we were able to expand into the desirable Fayetteville market. Further good news was that loans grew $159 million during 2008 while deposits increased by $216.6 million. Non-interest income also increased $1.5 million or 16.2% during the year despite an almost $1 million reduction in mortgage fee income. Multiple strategies in non-interest income enhancements along with expense control measures made for a solid performance in 2008. Unfortunately, due to a non-cash goodwill impairment charge of $65.2 million, we recorded a loss of $55.7 million for fiscal 2008, which overshadows a great deal of the success in 2008.

On to 2009 and the opportunities that are before us. Our strong position in the markets we serve and our pro-customer stance, matched with our enhanced capital position, has allowed us to build a solid loan and deposit pipeline in 2009. Many of our major banking company competitors are struggling, positioning us to gain additional small business and consumer clients. We are expanding our mortgage sales staff to take advantage of the refinance boom and we are continuing our non-interest income enhancement strategies. As the liquidity crisis in the industry abates and our portfolio begins to re-price, our margins are beginning to improve. We continue to invest in our best markets, particularly in the Raleigh and Cary areas of North Carolina, with two new branches slated to open by the end of 2009. We are charging forward...Turning Chaos into Opportunity!

That said, we anticipate, in the short run, heightened non-performing assets throughout 2009 as we assist our clients through the recession. We continue to believe we are adequately collateralized and that we have properly structured our credits to ensure repayment and our clients' success in the long term. We will continue to focus on core deposit growth, responsible, fairly priced loan growth, proactive management of our loan portfolio and our capital position and the spirit of community banking...taking care of our clients through good times and bad.

The associates and board of directors at Capital Bank appreciate the confidence that you have shown in us. We are convinced that the community bank model will thrive in the future and that Capital Bank will emerge as a leader in helping our economy prosper once again.



O.A. Keller III
Chairman of the Board



B. Grant Yarber
President and Chief Executive Officer

About Capital Bank

In spite of a tumultuous economy, North Carolina-based Capital Bank's position in the market is solid, giving the eleven-year-old community bank a strong foundation from which to serve our customers. Capital Bank is rooted in one of the best performing financial states in the country and is poised to see our customers through this challenging time.

With headquarters in Raleigh, the state capital of North Carolina, Capital Bank takes pride in a wide offering of smart, innovative products and technologically savvy, yet personal service. While maintaining our focus on the community, during the past year Capital Bank has taken advantage of key growth opportunities and has maintained our vision toward the future.

Contributing to Capital Bank's stability is the ability to provide sound advice during our customers' challenging life decisions whether that is starting a small business, contributing to a Health Savings Account (HSA) or securing the dream of home ownership.

Partnered with that stability, the commitment to improving consumers' financial education continues to be a top priority and is increasingly important to our customers. Capital Bank's online education center offers user-friendly tutorials on services ranging from the importance of saving and understanding credit to preventing ID theft. The bank also sponsors seminars for builders and developers to help them structure balance sheets and other important accounting functions.

As of 2008, customers also have the capability to access multi-million dollar Federal Deposit Insurance through the Certificate of Deposit Account Registry Service (CDARS) allowing the management of all funds through one portfolio, bringing another level of security and confidence.

Capital Bank provides all the convenience and confidence customers are reliant upon to get through the circumstances they face today. Our ability to make decisions locally allows our associates to respond to customers' financial needs quickly and efficiently. Our associates also embrace community leadership across the state, serving on local boards and volunteering for a plethora of noteworthy causes.

A strong community bank that lives up to the expectations of a local entity, while also delivering in the arenas of innovation, education and financial strength—Capital Bank has much to offer as consumers navigate today's financial landscape.



Capital Bank is the official banking partner of the ACC Sports Journal and new owner, radio personality David Glenn. As the "voice" of the Atlantic Coast Conference, David Glenn's show airs on Raleigh-based Sports Radio 850 The Buzz (WRBZ-AM) weekdays from 3-6 p.m.

Making a Difference in North Carolina





CAPITAL BANK

North Carolina-based modified racing champion Burt Myers partners with Capital Bank to bring excitement to local tracks throughout the Southeast.

STRONG RELATIONSHIPS.

Our strength lies in our connection to each customer. Greeting each by name, maintaining communications and working one-on-one to address each need.

SMART SOLUTIONS.

Capital Bank constantly looks for innovative ways to empower our customers. We understand everyday challenges require solutions that work.

Financial Highlights

As of and for the years ended December 31	2008	2007	2006	2005	2004
Earnings Summary *(thousands)*					
Operating revenues*	$ 53,647	$ 53,625	$ 55,818	$ 36,005	$ 33,039
Net income	(55,684)	7,858	12,338	6,699	5,311
Per Share *(dollars)*					
Net income–basic	(4.94)	0.69	1.06	0.99	0.79
Net income–diluted	(4.94)	0.68	1.06	0.97	0.77
Dividends	0.32	0.32	0.24	0.24	0.21
Book value	9.54	14.71	14.19	12.18	11.76
Ending Balances *(thousands)*					
Total assets	1,654,232	1,517,603	1,422,384	960,906	882,294
Loans, net of unearned income	1,254,368	1,095,107	1,008,052	668,982	654,867
Deposits	1,315,314	1,098,698	1,055,209	698,480	654,976
Shareholders' equity	148,514	164,300	161,681	83,492	77,738
Performance Ratios					
Return on average assets	(3.52)%	0.54%	0.91%	0.74%	0.60%
Return on average equity	(32.93)%	4.78%	7.64%	8.32%	7.04%

** Net interest income plus noninterest income*
The financial information in this report should be reviewed in conjunction with Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission. The comparability of financial data between 2006 and 2005 has been significantly impacted by the acquisition of 1st State Bancorp in January 2006.

Comparison of Cumulative Total Return

The following graph compares the cumulative total shareholder return on the Company's common stock since the last trading day of 2003 with the cumulative return for the same period of: (i) the NASDAQ Composite Index; and (ii) the NASDAQ Bank Index, which is a broad-based capitalization-weighted index of domestic and foreign common stocks of banks that are traded on NASDAQ. The Company's common stock began trading on the NASDAQ SmallCap Market on December 18, 1997. As of April 1, 2002, the Company's common stock has been trading on the NASDAQ Global Select Market. The graph assumes an investment of $100 on the last trading day of 2003 in the Company's common stock and in each index and that all dividends, if any, were reinvested.

Total Return Performance


140
120
100
80
60
40
20
Index Value
12/03
12/04
12/05
12/06
12/07
12/08
Capital Bank Corporation
NASDAQ Composite
NASDAQ Bank Index

Index	12/03	12/04	12/05	12/06	12/07	12/08
Capital Bank Corporation	100.00	118.60	99.16	111.95	68.15	39.66
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.82
NASDAQ Bank Index	100.00	110.99	106.18	117.87	91.85	69.88

Consolidated Balance Sheets

For the years ended December 31 (in thousands, except share data)	2008	2007
Assets		
Cash and due from banks:		
Interest earning	$ 719	$ 7,815
Noninterest earning	53,607	32,347
Federal funds sold and short-term investments	129	10
Investment securities–available for sale, at fair value	272,944	249,094
Investment securities–held to maturity, at amortized cost	5,194	10,022
Loans–net of unearned income and deferred fees	1,254,368	1,095,107
Less allowance for loan losses	(14,795)	(13,571)
Net loans	1,239,573	1,081,536
Premises and equipment, net	24,640	23,863
Bank-owned life insurance	22,368	21,589
Goodwill	–	59,776
Deposit premium, net	3,857	3,569
Deferred income tax	9,342	5,829
Accrued interest receivable and other assets	21,859	22,153
Total assets	**$ 1,654,232**	**$ 1,517,603**
Liabilities		
Deposits:		
Demand, noninterest bearing	$ 125,281	$ 114,780
Savings and interest bearing checking	173,711	151,698
Money market deposit accounts	212,780	229,560
Time deposits less than $100,000	509,231	370,416
Time deposits $100,000 and greater	294,311	232,244
Total deposits	1,315,314	1,098,698
Repurchase agreements and federal funds purchased	15,010	45,295
Borrowings	132,000	163,347
Subordinated debentures	30,930	30,930
Other liabilities	12,464	15,033
Total liabilities	1,505,718	1,353,303
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1,000 par value; 100,000 shares authorized; 41,279 issued and outstanding as of December 31, 2008 (total liquidation preference of $41,279 as of December 31, 2008)	39,839	–
Common stock, no par value; 20,000,000 authorized; 11,238,085 and 11,169,777 issued and outstanding as of December 31, 2008 and December 31, 2007, respectively	139,209	136,154
Retained (deficit) earnings	(31,420)	27,985
Accumulated other comprehensive income	886	161
Total shareholders' equity	148,514	164,300
Total liabilities and shareholders' equity	**$ 1,654,232**	**$ 1,517,603**

Please see the complete set of consolidated financial statements and accompanying notes in Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.

Consolidated Statements of Operations

For the years ended December 31 (in thousands, except per share data)	2008	2007	2006
Interest income:			
Loans and loan fees	$ 72,494	$ 82,066	$ 76,180
Investment securities	12,398	11,419	9,174
Federal funds and other interest income	128	1,052	1,598
Total interest income	85,020	94,537	86,952
Interest expense:			
Deposits	33,042	39,700	31,637
Borrowings and repurchase agreements	9,382	10,723	9,133
Total interest expense	42,424	50,423	40,770
Net interest income	42,596	44,114	46,182
Provision for loan losses	3,876	3,606	531
Net interest income after provision for loan losses	38,720	40,508	45,651
Noninterest income:			
Service charges and other fees	4,459	3,780	3,959
Mortgage fees and revenues	1,005	1,981	2,045
Other loan fees	1,143	555	498
Brokerage fees	732	601	537
Bank Card Services	1,332	1,064	752
Bank-owned life insurance	952	841	832
Net (loss) gain on sale of securities	249	(49)	188
Gain on sale of branch	374	–	–
Gain on early extinguishment of debt	–	–	276
Other	805	738	549
Total noninterest income	11,051	9,511	9,636
Noninterest expense:			
Salaries and employee benefits	21,255	19,674	18,466
Occupancy	4,458	4,897	3,748
Furniture and equipment	3,135	2,859	2,342
Data processing and telecommunications	2,135	1,637	1,774
Advertising	1,515	1,442	1,342
Office expenses	1,317	1,389	1,617
Professional fees	1,479	1,289	1,043
Business development and travel	1,393	1,217	1,219
Amortization of deposit premiums	1,037	1,198	1,370
Miscellaneous loan handling costs	848	743	649
Directors fees	740	424	1,264
Insurance	275	435	316
FDIC deposit insurance	685	270	231
Goodwill impairment charge	65,191	–	–
Other	1,199	1,563	1,297
Total noninterest expense	106,662	39,037	36,678
Net (loss) income before tax expense	(56,891)	10,982	18,609

Consolidated Statements of Operations

Income tax (benefit) expense		(1,207)		3,124		6,271
Net (loss) income	$	(55,684)	$	7,858	$	12,338
Dividends and accretion on preferred stock		124		–		–
Net (loss) income attributable to common shareholders		(55,808)		7,858		12,338
Earnings (loss) per share–basic	$	**(4.94)**	$	**0.69**	$	**1.06**
Earnings (loss) per share–diluted	$	**(4.94)**	$	**0.68**	$	**1.06**

Please see the complete set of consolidated financial statements and accompanying notes in Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.

Capital Bank Board of Directors

O. A. Keller III
Chairman of the Board
Capital Bank Corporation
Managing Member
Keller Group, LLC

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation

Charles F. Atkins
President
Cam-L Corporation

James A. Barnwell Jr.
President
Huffman Oil Company, Inc.

L. I. Cohen
Chief Executive Officer
Lee Iron & Metal Company, Inc.

John F. Grimes III
Partner
Budd Tire Company

Robert L. Jones
Chairman
Davidson & Jones Hotel Corporation

Oscar A. Keller Jr.
President and Chief Executive Officer
Parkview Retirement Home, Inc.

Ernest A. Koury Jr.
Vice President
Carolina Hosiery Mills, Inc.

James G. McClure Jr.
President
Green & McClure Furniture Company

James D. Moser Jr.
Certified Public Accountant
Gilliam, Coble & Moser, LLP

George R. Perkins III
President
Frontier Spinning Mills, Inc.

Don W. Perry
President
Lee Brick & Tile Company

Carl H. Ricker Jr.
Owner and President
Azalea Development Management Co.

Richard H. Shirley
President
Dick Shirley Chevrolet, Inc.

J. Rex Thomas
Chairman and Chief Executive Officer
Grubb & Ellis I Thomas Linderman Graham

Samuel J. Wornom III
President and Chief Executive Officer
Nouveau Investments, Inc.

Capital Bank Leadership



SENIOR MANAGEMENT

Back row (left to right): **Roger Plott**, Senior Vice President Commercial Services and Marketing Executive; **Mark Redmond**, Executive Vice President and Chief Credit Officer; **Ralph Edwards**, Senior Vice President and Chief Operations Officer; **David Morgan**, Executive Vice President and Chief Banking Officer
Front row (left to right): **Jennifer Benefield**, Senior Vice President and Chief Administration Officer; **Michael Moore**, Executive Vice President and Chief Financial Officer; **B. Grant Yarber**, President and Chief Executive Officer; **Teresa White**, Senior Vice President and Director of Human Resources



Capital Bank is now an integral part of the Fayetteville community in the southern region of North Carolina. Adjacent to Fort Bragg, this burgeoning area is home to a growing number of service members and their families. We also entered the Clayton market in 2008 and will be expanding our footprint into Holly Springs and west Cary in 2009—portraying our level of commitment to these communities.

Locations

Asheville
Main Office
1310 Hendersonville Rd.
Asheville, NC 28803
828.277.5001

11 N. Market St.
Asheville, NC 28801
828.277.4550

918 Merrimon Ave.
Asheville, NC 28804
828.250.8700

462 New Leicester Hwy.
Asheville, NC 28806
828.771.0202

Burlington
Main Office and
Operations Center
445 S. Main St.
Burlington, NC 27215
336.506.1606

3466 S. Church St.
Burlington, NC 27215
336.222.6745

2294 N. Church St.
Burlington, NC 27217
336.227.5568

503 Huffman Mill Rd.
Burlington, NC 27215
336.222.6780

Cary
1201 Kildaire Farm Rd.
Cary, NC 27511
919.469.3779

Clayton
12701 Hwy. 70 West
Clayton, NC 27520
919.550.8200

Fayetteville
225 Green St.
Fayetteville, NC 28301
910.321.3237

929 South McPherson
Church Rd.
Fayetteville, NC 28303
910.486.6664

4841 Ramsey St.
Fayetteville, NC 28311
910.630.6665

Drive-Through ATM Location
Bronco Square
Westwood Shopping Center
Sycamore Square

Graham
227 S. Main St.
Graham, NC 27253
336.226.1198

1203 S. Main St.
Graham, NC 27253
336.437.1506

Hickory
225 4th St. NW
Hickory, NC 28601
828.326.7222

Mebane
102 E. Washington St.
Mebane, NC 27302
919.563.5931

Morrisville
9632 Chapel Hill Rd.
Morrisville, NC 27560
919.319.1049

Oxford
200 Williamsboro St.
Oxford, NC 27565
919.693.9000

Pittsboro
37 Hillsboro St.
Pittsboro, NC 27312
919.545.5533

Parkton
88 N. Fayetteville St.
Parkton, NC 28371
910.858.1990

Raleigh
Main Office and
Corporate Headquarters
333 Fayetteville St.
Raleigh, NC 27601
919.645.0868

4901 Glenwood Ave.
Raleigh, NC 27612
919.645.6449

4400 Falls of Neuse Rd.
Raleigh, NC 27609
919.878.3100

8816 Six Forks Rd.
Suite 101
Raleigh, NC 27615
919.861.2050

2127 Clark Ave.
Raleigh, NC 27605
919.828.7100

Sanford
Main Office
130 N. Steele St.
Sanford, NC 27330
919.775.4000

2800 Williams St.
Sanford, NC 27332
919.775.2800

2222 Jefferson Davis Hwy.
Sanford, NC 27332
919.774.0940

Siler City
300 E. Raleigh St.
Siler City, NC 27344
919.742.4186

Wake Forest
12217 Capital Blvd.
Wake Forest, NC 27587
919.453.5041

Zebulon
1260 N. Arendell Ave.
Zebulon, NC 27597
919.269.3040

Coming Soon:
Holly Springs and West Cary

STOCK MARKET INFORMATION

Shares of Capital Bank Corporation common stock are traded on the NASDAQ Global Select Market under the symbol "CBKN."

TRANSFER AGENT

Registrar and Transfer Company, 10 Commerce Dr., Cranford, NJ 07016, 800.368.5948, www.rtco.com

DIVIDEND REINVESTMENT PLAN

Capital Bank Corporation offers a Dividend Reinvestment and Stock Purchase Plan. For information, please contact Dividend Reinvestment Service at Registrar and Transfer Company at the above address.

FINANCIAL INFORMATION

To obtain financial information or additional copies of the Company's Annual Report or Form 10-K, please contact:

Michael Moore
Executive Vice President and Chief Financial Officer
Capital Bank Corporation
P.O. Box 18949
Raleigh, NC 27619-8949
919.645.6372

CAPITAL BANK
CORPORATION

www.capitalbank-nc.com | 800.308.3971

Member FDIC